SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TP BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SPANISH BROADCASTING SYSTEMS, INC.
(Name of Issuer)

Class A Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

846425833
(CUSIP Number)

Bluestone Financial LTD
Vanterpool Plaza, 2ndFloor, Wickhams Cay I, Road Town,
Tortola, British Virgin Islands

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2018
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 846425833	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BLUESTONE FINANCIAL LTD .

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BRITISH VIRGIN ISLANDS (BVI)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
604,776 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
604,776 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
604,776 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
14.51%

14	TYPE OF REPORTING PERSON
FI

United States
Securities and Exchange Commission

Schedule 13D

Item 1.	Security and Issuer

This statement relates to the Class A Class A Common Stock, with $.0001 par value per share (the “Class A Class A Common Stock”issued by Spanish Broadcasting Systems, Inc. (the “Company” whose principal executive offices are located at 7007 NW 77th Street, Miami, Florida 33166. Tel. (305) 441-6901

Item 2.	Identity and Background

a)	Bluestone Financial LTD (“Bluestone Reporting Person”)

b)
The purpose of the business of the Bluestone Reporting person is Financial Investing. The Bluestone Reporting Person is a Limited Company incorporated under the laws of Bristish virgin Islands. David Tomasello is the Managing Director of the Bluestone Reporting Person.

c)	The address(es) of the Bluestone Reporting Person is: Vanterpool Plaza, 2ndFloor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

d)	None

e)	None

f)	Organized in BVI

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used working capital to make all acquisitions of Class A Common Stock currently owned.

Item 4.	Purpose of Transaction

The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item of Schedule D.

The Reporting Persons intend to review its investments in the Issuer on a continuing basis and may engage in discussions with the Management and the Board of Directors concerning the business, operations and future plans of the Issuer as it deems appropriate, including potential  Mergers and Acquisitions. The Reporting Person believes Spanish Broadcasting Systems shares are undervalued and should maximize shareholders value by partnering, selling part or all of the Company to a bigger, global and well managed content and distribution media company like Sony Corporation who owns the content and conduit necessary to take Mega TV, La Musica streaming app and other SBS divisions to the next level.

By selling some underperforming and capital intensive assets like Mega TV,  SBS will be able to deleverage the balance sheet, grow faster  by entering into fast-growing business that are language agnostic yet appeal to a broader Hispanic population. In particular, a partnership or merger with bilingual ecommerce marketplace MercadoMagico.com , of which the Reporting Person owns a controlling stake through its investment in NeoMagic Corporation. Such partnership or merger would allow Spanish Broadcasting Systems to build a powerful Hispanic online ecosystem (ecommerce and entertainment)  in the Americas and Southern Europe.

Item 5.	Interest in Securities of the Issuer

a)	As indicated in the Form 10Q , filed by the Company with the Securities and Exchange Commission As of November 6, 2017 there were 4,166,991 shares of Class A common stock.

b)
As of the date of this Schedule D: The Bluestone Reporting Person owns 604.776 shares of Class A Common Stock which is approximately 14.51% of the total shares of the Company’s Class A Common Stock calculated in accordance with Rule d-3 promulgated under the Securities Act of 1934

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5(b), The Bluestone Reporting Person has granted David Tomasello, Managing Director of Bluestone, the sole power to vote or direct the vote of  604,776 shares of the Company’s Class A Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

Item 7.	Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2018

s/ David Tomasello
David Tomasello, as Managing Director of Bluestone Financial LTD